January 31, 2024

DoubleLine ETF Trust

2002 North Tampa Street, Suite 200

Tampa, Florida 33602

Ladies and Gentlemen:

The undersigned serves as Investment Manager to DoubleLine Commodity ETF Ltd. (the “Cayman Fund”). The undersigned agrees that, if the Cayman Fund pays fees to the undersigned for its services as Investment Manager to the Cayman Fund in any period, then the investment advisory fees payable to the undersigned by DoubleLine Commodity Strategy ETF for that period will be reduced by the same amount.

Very truly yours,

DOUBLELINE ALTERNATIVES LP

By: RHE Group LLC, its general partner

By:	/s/ Henry V. Chase
Name: Henry V. Chase Title: Authorized Signatory